UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from ___________________ to ________________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077

Email: alon@ictsintl.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Common Stock

Name of each exchange on which registered: OTCQB
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐ NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S. GAAP ☒	by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☐

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,153	$50,937
Restricted cash	8,038	15,867
Bank deposits	25,123	24,568
Accounts receivable, net	68,085	54,306
Prepaid expenses and other current assets	11,672	9,805
Total current assets	158,071	155,483

Deferred tax assets, net	1,587	1,518
Investments	249	326
Deposits	4,714	4,545
Restricted cash	4,600	4,590
Property and equipment, net	5,877	6,276
Operating lease right of use assets	8,868	10,201
Goodwill	660	646
Other assets	950	1,048
Total assets	$185,576	$184,633

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$175	$122
Accounts payable	6,080	8,720
Accrued expenses and other current liabilities	51,248	41,707
Value added tax (VAT) payable	8,999	7,703
Income taxes payable	5,038	6,105
Convertible note payable to a related party	1,112	-
Operating lease liabilities, current	3,982	3,969
Total current liabilities	76,634	68,326

Convertible note payable to a related party	-	1,104
Operating lease liabilities, non current	4,865	6,375
Other liabilities	25,574	29,214
Total liabilities	107,073	105,019

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTERESTS	90,869	89,974

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
150,000,000 shares authorized as of June 30, 2023 and December 31, 2022;
37,433,333 shares issued and outstanding as of June 30, 2023 and
December 31, 2022	19,186	19,186
Additional paid-in capital	16,604	16,604
Accumulated deficit	(40,861)	(38,521)
Accumulated other comprehensive loss	(8,370)	(8,186)
Non controlling interest in subsidaries	1,075	557
Total shareholders' deficit	(12,366)	(10,360)
Total liabilities and shareholders' deficit	$185,576	$184,633

4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022

Revenue	$204,408	$156,011
Cost of revenue	170,705	119,095
GROSS PROFIT	33,703	36,916
Operating expenses:
Research and development	6,533	6,607
Selling, general and administrative	28,612	27,912
Total operating expenses	35,145	34,519
OPERATING INCOME (LOSS)	(1,442)	2,397
Equity loss from investment in affiliates	-	93
Other income, net	727	65
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(715)	2,369
Income tax expense	625	2,414
NET LOSS	(1,340)	(45)
Net income (loss) attributable to non-controlling interests	1,000	(52)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(2,340)	$7

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS
INTERNATIONAL N.V. PER SHARE

Net income (loss) attributable to ICTS International N.V.	$(2,340)	$7

Basic weighted average number of shares	37,433,333	37,433,333

Net Income (loss) per share attributable to ICTS International N.V. - basic	$(0.06)	$0.00

Diluted weighted average number of shares	37,433,333	40,108,529

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.06)	$0.00

COMPREHENSIVE LOSS
Net loss	$(1,340)	$(45)
Other comprehensive income (loss) - translation adjustments	46	(314)
Unrealized loss on derivative instruments	(230)	(352)
Comprehensive loss	$(1,524)	$(711)
Comprehensive income (loss) attributable to non controlling interests	1,413	(38)
COMPREHENSIVE LOSS ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$(2,937)	$(673)

5

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2021	37,433,333	19,186	16,844	(33,796)	(7,866)	(200)	$(5,832)
Net income (loss)	-	-	-	7	-	(13)	(6)
Translation adjustment	-	-	-	-	(155)	-	(155)
Unrealized losses on derivatives instruments	-	-	-	-	(352)	-	(352)
BALANCE AT JUNE 30, 2022	37,433,333	19,186	16,844	(33,789)	(8,373)	(213)	(6,345)
Net loss	-	-	-	(4,732)	-	(6)	(4,738)
Translation adjustment	-	-	-	-	(130)	23	(107)
Unrealized gains on derivatives instruments	-	-	-	-	317	-	317
Stock-based compensation - AU10TIX Technologies B.V.	-	-	(240)	-	-	753	513
BALANCE AT DECEMBER 31, 2022	37,433,333	19,186	16,604	(38,521)	(8,186)	557	(10,360)
Net loss	-	-	-	(2,340)	-	-	(2,340)
Translation adjustment	-	-	-	-	46	-	46
Sale of QDD Shares on Januay 1, 2023	-	-	-	-	-	194	194
Unrealized losses on derivatives instruments	-	-	-	-	(230)	-	(230)
Stock-based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	324	324
BALANCE AT JUNE 30, 2023	37,433,333	$19,186	$16,604	$(40,861)	$(8,370)	$1,075	$(12,366)

6

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in four reportable segments: (a) Corporate (b) Airport security (c) Other aviation related services and (d) Authentication technology.

The corporate segment does not generate revenue from third parties and contains primarily non-operational expenses. The airport security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services mostly to airlines and airport authorities, in the United States of America. The authentication technology segment provides authentication services to financial and other companies predominantly in the United States of America.

NOTE 2 - BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2023 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2023 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2023.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

7

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2023	2022

Dutch governmental support - COVID 19 (1)	$4,685	$4,302
Receivable from the German authorities (2)	514	483
Income tax receivable	1,108	118
VAT receivable	427	1,759
Prepaid insurance	915	536
Prepaid uniforms	761	811
Prepaid licenses and training	1,049	139
Other	2,213	1,657
	$11,672	$9,805

In the Netherlands, the Company was eligible for payroll support relating to COVID 19 (see note 12).

1.
In Germany, the employees are eligible for payroll support. The Company pay to its German employees their full salary and afterwards, the Company is being reimbursed by the German government for the payroll support amount.

NOTE 4 - INVESTMENTS

Manuka, Inc. (Previously Artemis Therapeutics, Inc.)

As of June 30, 2023, the Company owns less than 1% of the issued and outstanding share capital of Manuka, Inc. (“MNKA”), Previously Artemis Therapeutics, Inc (“ATMS”). On March 6, 2022, ATMS entered into a Share Exchange Agreement with Manuka Ltd. and the shareholders of Manuka Ltd., a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. Following those agreements Manuka Ltd. became a wholly owned subsidiary of the ATMS. As the shareholders of Manuka Ltd. received the largest ownership interest in ATMS, Manuka Ltd. was determined to be the “accounting acquirer” in a reverse recapitalization.

The market value of the Company's investment in MNKA as of June 30, 2023 and December 31, 2022 is $15 and $146, respectively. The Company evaluated the stock price of MNKA but as MNKA share price is low, the number of shares that are being traded is low, and as MNKA still does not have any material revenue or profitable operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company used the equity method for this investment. As of June 30, 2023 and December 31, 2022, the Company’s investment is zero KRW and 33,789KRW ($0 and $27, respectively). In January 1, 2023, the Company sold its part in the JVC to the South Korean Company for an amount of €25 ($27 as of January 1, 2023).

8

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 - INVESTMENTS (CONTINUED)

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of June 30, 2023 and December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 22.6% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition).

The Company suspended its use of the equity method to accounting for this investment in 2022 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2025. Some Directors, managers and shareholders of Arrow are related parties of the Company.

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $100 in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return, the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In January 2023, the Company sold approximately 85% of its investment for a total amount of $756.

Silver Circle One

In December 2021, March 2022 and December 2022, the Company invested a total amount of $38 in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 on the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore, the company measures the investment at cost minus impairment.

9

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 - INVESTMENTS (CONTINUED)

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2023	2022

Office, equipment and facilities	$8,968	$8,885
Internal-use software	2,754	2,845
Vehicles	2,167	1,990
Leasehold improvements	2,902	2,871
	16,791	16,591
Less: accumulated depreciation and amortization	10,914	10,315
Total property and equipment, net	$5,877	$6,276

Depreciation and amortization expense are $1,322 and $1,117 for the periods ended June 30, 2023 and 2022, respectively.

NOTE 6 - NOTES PAYABLE – BANKS

The Company has a credit arrangement in Sweden to provide it with up to 4,000 SEK ($368 as of June 30, 2023) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of June 30, 2023, and December 31, 2022, the Company had 1,904 SEK and 1,196 SEK ($175 and $115 as of June 30, 2023 and December 31, 2022) respectively, in outstanding borrowings under the line of credit facility.

10

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2023	2022

Accrued payroll and related costs	$29,470	$26,774
Accrued vacation	10,613	8,080
Advanced payments in dispute from a customer (1)	3,585	-
Labor union contribution	-	333
Deferred revenue	3,616	3,570
Currency hedging costs	354	19
Other	3,610	2,931
Total accrued expenses and other current liabilities	$51,248	$41,707

(*) Starting January 2023, there have been some structural changes in the operations of one of the Company’s major customers. The customer has agreed to pay the Company monthly advances until the full impact of the changes will be determined and a final settlement will be reached. The Company is currently negotiating the amount of this final settlement.

NOTE 8 - CONVERTIBLE NOTE PAYABLE TO A RELATED PARTY

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $2,000 in revolving loans through January 1, 2024. Loans received under the arrangement bear interest at the yearly rate of 2.5%. In connection with the arrangement, the holder was granted an option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share. In October 2020, the entity converted $800 into 2,000,000 shares (see also note 13).

As of June 30, 2023, and December 31, 2022 the convertible notes payable to this related party consist of $1,112 and $1,104, respectively.

Total interest expense related to the note is $14 and $16 for the periods ended June 30, 2023 and 2022, respectively.

NOTE 9 - OTHER LIABILITIES

Other liabilties are as follows:

	June 30,	December 31,
	2023	2022

Deferred wagetax and social security	$14,052	$15,824
Deferred VAT	9,411	10,882
Severance pay	1,795	1,893
Deferred revenue	-	336
Other	316	279
Total other liabilities	$25,574	$29,214

11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 - OTHER LIABILITIES (CONTINUED)

Deferred VAT and deferred wage tax relate to measurements taken by the Dutch government, on which they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021 to be paid in 60 installments starting October 2022.

NOTE 10 - REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which AU10TIX issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 15). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG. In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment (the “Deed of Amendment”).

Pursuant to the SPA, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

In consideration of the benefits to Oak increasing its shareholding and GF becoming a shareholder, AU10TIX provided certain customary warranties to Oak and GF concerning AU10TIX and its business.  In addition, AU10TIX agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns AU10TIX Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold AU10TIX harmless for any losses incurred by AU10TIX in relation to such fundamental warranties given by TPG.

Following the completion of the sales and purchases contemplated by the SPA on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan.

12

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The following table sets forth for the movement in the redeemable non-controlling interests:

	Period Ended,
	June 30, 2023	December 31, 2022

Balance as of the beginning of the year	$89,974	$90,478
Net Income (Loss)	1,000	(379)
Other Comprehensive Income - Translation adjustment	(105)	(15)
Other	-	(110)
Balance as of the end of the period	$90,869	$89,974

NOTE 11 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2023	2022

Aviation Security	$146,837	$107,237
Other Aviation Related Services	31,328	23,954
Authentication Technology	26,243	24,820
Total revenues	$204,408	$156,011

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Period ended June 30,
	2023		2022

Germany	$56,189	27.5%	$57,064	36.6%
United States	50,034	24.5%	42,843	27.5%
The Netherlands	46,436	22.7%	28,383	18.2%
Spain	39,176	19.2%	17,300	11.1%
Other countries	12,573	6.2%	10,421	6.7%
Total revenues	$204,408	100.0%	$156,011	100.0%

13

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 - REVENUE RECOGNITION (CONTINUED)

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues as of June 30, 2023 and December 31, 2022 were $3,616 and $3,570, respectively shown as part of the accrued expenses and other current liabilities and $0 and $336 shown as other liabilities. Revenue recognized for the periods ended June 30, 2023 and 2022 that was included in the deferred revenue at the beginning of each period was $3,569 and $2,217, respectively.

NOTE 12 - GOVERNMENTAL SUPPORT

During the year 2022, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During the periods ended June 30, 2023 and 2022, the Dutch government has provided financial assistance of €0 and €4,556 ($0 and $4,746 as of June 30, 2023 and  2022), respectively, which was fully recognized during those periods as reduction of labor expenses, respectively.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of June 30, 2023, and December 31, 2022, the Company accumulated debt of €28,206 and €31,796 ($30,584 and $33,826 as of June 30, 2023 and December 31, 2022), respectively, to the Dutch tax authorities.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of June 30, 2023, and December 31, 2022, the Company has $9,072 and $8,249, respectively, in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Inquiry Proceedings

On June 24, 2021, a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. On June 2022, the Court rendered its judgement after reviewing all filings and a court hearing. The Court accepted ICTS’s defense on all items except two and appointed an investigator to examine those two items. The two items are: The conversion of loans in 2019 from a related party at a share price of $0.40 and the issuance of shares to directors and certain employees in 2019 at a share price of $0.40. During the investigation it was pointed out that the conversion and purchase price of $0.40 per share, although above market, was below nominal value of 0.45. Euro per share. As a result, in September 2023 the additional amounts regarding the converted debt and issued shares were paid to the Company to level the price to nominal value. During the investigation, the Company advised the investigator that the Company will be making changes in its governance procedures as well as adding an additional supervisory director who is familiar with Dutch law. The Company expects the to receive the official report during 2023.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,253 as of June 30, 2023).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2%-5% of the sale consideration but not less than $4,000. In February 2019, the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold, the transaction fee will be 5% of the sale consideration but not lower than $3,000. In January 2022, the agreement was amended so that the fees will be 2%-3% of the sale consideration but not less than $4,000 and with a cap of $20,000. In case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction, fee will be 5% of the sale consideration but not lower than $4,000.

Employment Agreement

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to annual target bonus. The annual target bonus is based on achievement of targets as should be defined by the subsidiary’s board of directors. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes).

NOTE 14 - SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in four reportable segments: (a) corporate (b) airport security (c) other aviation services and (d) authentication technology. The corporate segment does not generate revenue from third parties and contains primarily non-operational expenses. The airport security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services mostly to airlines and airport authorities, in the United States of America. The authentication technology segment provides authentication services to financial and other companies predominantly in the United States of America.

All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 14 - SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport	Other Aviation	Authentication
	Corporate	Security	Services	Technology	Total

Six months ended June 30, 2023:
Revenue	$-	$146,837	$31,328	$26,243	$204,408
Depreciation and amortization	4	435	153	730	1,322
Net income (loss)	(1,554)	(2,556)	(422)	3,192	(1,340)
Total assets	$7,144	$86,035	$24,508	$67,889	$185,576

Six months ended June 30, 2022:
Revenue	$-	$107,237	$23,954	$24,820	$156,011
Depreciation and amortization	41	391	75	610	1,117
Net income (loss)	(1,198)	1,943	(667)	(123)	(45)
Total assets	$10,108	$78,872	$27,034	$70,459	$186,473

NOTE 15 - SUBSEQUENT EVENTS

In September 2023 the Company’s U.S subsidiary entered into a line of credit arrangement with a commercial bank to provide it with up to $7,500 in borrowings based on borrowing base limitation. The borrowing base limitation is equivalent to: (i)85% of non-investment grade domestic receivables, plus (ii) 90% of investment grade domestic receivables, plus(iii)80% of prior 4 weeks direct labor payroll. Borrowings under the credit facility are secured by the U.S subsidiary’s assets as accounts receivable and unbilled. Borrowings under the line of credit arrangement bear interest at SOFR (5.3% as of October 31, 2023) plus 2.65% per annum which is payable monthly.

In October 2023, Israel was attacked by a terror organization and declared a war in Gaza. Currently, the operations of the Israeli subsidiary, which operates in our authentication technology reportable segment, remain unaffected. Therefore, as of the date of the issuance of these financial statements, the impact of this war on the Company’s consolidated financial statements is insignificant.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC.

The following table summarizes certain statement of operations data for the Company for the periods ended June 30, 2023, 2022, 2021, 2020 and 2019:

	U.S. Dollars in Thousands Period ended June 30,
	2023	2022	2021	2020	2019

Revenue	$204,408	$156,011	$154,419	$126,126	$164,492
Cost of revenue	170,705	119,095	93,260	111,343	143,887
GROSS PROFIT	33,703	36,916	61,159	14,783	20,605
Operating expenses:
Research and development	6,533	6,607	5,545	3,880	1,969
Selling, general and administrative	28,612	27,912	22,915	19,466	16,327
Total operating expenses	35,145	34,519	28,460	23,346	18,296
OPERATING INCOME (LOSS)	(1,442)	2,397	32,699	(8,563)	2,309
Equity Income (loss) from investment in affiliate	-	(93)	(447)	(89)	45
Other income, net	727	65	96	738	2,049
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(715)	2,369	32,156	(9,390)	305
Income tax expenses	625	2,414	3,215	708	962
NET INCOME (LOSS)	(1,340)	(45)	28,941	(10,098)	(657)
Net income (loss) attributable to non-controlling interests	1,000	(52)	6,273	431	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(2,340)	$7	$22,668	$(10,529)	$(657)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE

Net Income (loss)	$(0.06)	$-	$0.34	$(0.30)	$(0.02)

Basic weighted average number of shares	37,433,333	37,433,333	37,433,333	35,433,333	28,926,925

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net Income (loss)	$(0.06)	$-	$0.31	$(0.30)	$(0.02)

Diluted weighted average number of shares	37,433,333	40,108,529	40,231,313	35,433,333	28,926,925

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES (US $ in thousands, except share and per share data)

The Company’s business plan, projects income from operations and positive cash flows from operations. The Company is also looking to increase its liquidity by getting new lines of credit for its operations in Europe. On September 2023, the Company’s American subsidiary signed a line of credit agreement with a commercial bank, to provide it with up to $7.5 million based on borrowing base limitations. There can be no assurance that management will be successful in achieving its business plan or increasing its liquidity.

Revenue

Total revenue increased from $156.0 million in the first six months of 2022 to $204.4 million in the first six months of 2023.

Revenue generated in Germany was $56.2 million in the first six months of 2023 compared to $57.1million in the parallel period of 2022.

Revenue generated in the Netherlands was $46.4 million in the first six months of 2023 compared to $28.4 million in the parallel period of 2022. In the Netherlands, there have been few changes in the operational structure and the customer’s requirements which increased the amount of revenue generated in 2023. While 2022 was the year on which the aviation industry started to recover from COVID 19 and the Company suffered from shortage in manpower in order to provide the demand, in 2023 the Company has been able to satisfy the demand. In addition, revenue has been affected by the increase of cost of living as salaries of employees have been increased and the customer was charged back to back.

Revenue generated in Spain was $39.2 million in the first six months of 2023 compared to $17.3 million in the first six months of 2022. Increase in revenue was due to the recovery of the aviation industry and the increase of passengers traveling through Spain, as well as increase in services provided to new and other existing clients. The Company has been extended its operations in Spain during the last few years as part of its aviation security segment strategy for growth.

Revenue generated in the United States of America was $50.0 million in the first six months of 2023, compared to $42.3 million in the parallel period of 2022. Services provided by Huntleigh USA (the American subsidiary of the Company) to its customers in the United States of America increased from $23.4 million in the first six months of 2022 to $31.3 million for the first six months if 2023. While 2022 was the year on which the aviation industry started to recover from COVID 19 and the Company suffered from shortage in manpower in order to provide the demand, in 2023 the Company has been able to satisfy the demand. In addition, minimum wages in many states in the United States of America increased in the last year, which usually increased also the billable rates.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $12.6 million in the first six months of 2023 compared to $10.4 million in the first six months of 2022. This increase in revenue represents increase in sales in different countries both from the aviation security services segment and the authentication technology segment.

Cost of revenue

Cost of revenue for the period ended June 30, 2023 was $119.1 million or 83.5%, compared to $119.1 million or 76.3% of revenue in the first six months of 2022. The majority of cost of revenue relates to payroll and related costs. Following the recovery of the airport security and other aviation services segments in 2023 and the increase of revenues in those segments, cost of revenue increased. Following the COVID-19 crisis the Netherlands provided financial assistance to the Company and its Dutch subsidiaries at the airport security services segment, for the first quarter of 2022 which decreased the total cost of revenue for the period ended June 30, 2022. The Netherlands provided for that period financial and payroll support of €4.6 million ($5.1 million), reducing the Company’s labor costs. This amount was recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue in 2022.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES (US $ in thousands, except share and per share data)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2023 were $6.5 million (3.2% as percentage of revenue) compared to $6.6 million (4.2% as percentage of revenue) for the first six months of 2022. During the first six months of 2023 the Company’s revenues increased materially compared to the previous year revenue so the R&D as percentage of revenue decreased while there was not material change in the total R&D expenses. As most of the R&D employees of the Company are located in Israel, the R&D costs are being affected also by exchange rate fluctuations between the Israeli Shekels and the Dollars. R&D expenses for the first 6 months of 2023 according to the average rate at the parallel period in 2022 would be $6.0, a decrease of $0.6M comparted to 2022.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $28.6 million for the period ended June 30, 2023 (14.0% as percentage of revenue) compared to $27.9 million (17.9% as percentage of revenue) for the first six months of 2022. During the first six months of 2023 the Company’s revenues increased materially compared to the previous year revenue so the SG&A as percentage of revenue decreased while there was not material change in the total SG&A expenses.

Equity loss from investment in affiliates

The equity loss from investment in affiliates in the first six months of 2022 relates mostly to the investment in Freezone I-SEC Korea. The Company used the equity method for this investment. The investment was sold as of January 1, 2023 for an amount of €25 thousands ($27 thousands as of January 1, 2023).

Other income (expenses), net

Other income (expenses), net, includes mainly interest to banks, related parties and other institutions, exchange rate income (expense), capital gains and bank charges. Other income, net, was $0.7 million (0.4% as percentage of revenue) for the first six months of 2023 compared to $0.1 million (0.0% as percentage of revenue) for the comparable period ending June 30, 2022. In January 2023, the Company sold approximately 85% of its investment in SardineAI Corp for a total amount of $0.8 million, creating a capital gain of approximately $0.7 million.

Income tax expense

Income tax expense for the period ended June 30, 2023 was $0.6 million. (0.3% as percentage of revenue) compared to expense of $2.4 million (1.5% as percentage of revenue) in the comparable period of 2022. In 2022 tax expenses included $1.6 million from the aviation security services segment, which was profitable in 2022 while in 2023 this segment has net losses for the period ended June 30, 2023.

Net income (Loss)

As result of the above, the Company’s net loss amounted $1.3 million (0.7% as percentage of revenue) for the first six months of 2023, compared to net loss of $0 million (0.0% as percentage of revenue) for the comparable period of 2022.

Net income (loss) attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests totaled $1.0 million (0.7 % as a percentage of revenue) for the first six months of 2023 compared to $(0.1) million (0.0% as percentage of revenue) for the comparable period of 2022. The net income (loss) attributable to non-controlling interests relates to the non-controlling interests in the authentication technology segment.

Net income (loss) attributable to ICTS International N.V.

Net income (loss) attributable to ICTS International N.V. was $(2.3) million (1.1% as a percentage of revenue) for the first six months of 2023, compared to net profit attributable to ICTS International N.V of $7 thousand (0.0% as a percentage of revenue) for the first six months of 2022.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES (US $ in thousands, except share and per share data)
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Rom Shaked
Rom Shaked, Managing Director

Dated: October 31, 2023

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES (US $ in thousands, except share and per share data)
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich
Alon Raich, Managing Director and Chief Financial Officer

Dated: October 31, 2023